May 16, 2005


Ms. Lisa Haynes
Staff Accountant
Division of Corporation Finance, Mail Stop 04-08
United States Securities and Exchange Commission
Washington. D.C. 20549

Re:  Bexil Corporation (the "Company") Form 8-K filed April 18, 2005

     File No. 001-12233

Dear Ms. Haynes,

In response to your May 10, 2005 letter to Mr. William G. Vohrer, with respect to the above-referenced filing, we have the following responses:

o We have revised it to clarify the effective date of our former accountants' resignation. We have included a letter from the former accountants addressing the revised disclosures. We will file the amendment under cover of Form 8-K/A, include the ITEM 4 designation, and the letter from the former accountant filed as an Exhibit 16.

o As a related matter, we hereby supplementally tell you how we determined the effective date of our former accountants' resignation:

     On January 13, 2005, the Audit Committee (the "Committee") of the Board of Directors of the Company unanimously voted to recommend to the Board that the resignation of Tait, Weller & Baker ("Tait") as the Company's independent registered public accounting firm be accepted, effective upon the appointment by the Company of successor auditors. The Committee further recommended to the Board that the appointment of Deloitte & Touche LLP ("Deloitte") as the independent registered public accounting firm for the Company be approved, effective upon the successful completion of Deloitte's client acceptance procedures. Also on January 13, 2005, the Board of Directors of the Company approved such recommendations.


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Ms. Lisa Haynes
Staff Accountant
May 16, 2005
Page 2


     On April 13, 2005, Deloitte advised the Company of the successful completion of Deloitte's client acceptance procedures. Accordingly, we determined the effective date of our former accountants' resignation as April 13, 2005.

In connection with responding to your comments, we hereby provide a statement from the Company acknowledging that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to file an amendment via EDGAR in response to your comments within 5 business days of the date of your letter. The amendment will be filed under cover of Form 8-K/A and will include the ITEM 4 designation. To expedite the processing of the Form 8-K/A, we herewith furnish a courtesy copy of the filing to the addressee hereof.

Should you have any further questions regarding this matter, please call the undersigned at 212-785-0400 or fax to 212-363-1101.

Sincerely,

BEXIL CORPORATION

/s/ Thomas B. Winmill

Thomas B. Winmill
President

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